psiron
innovation in bioscience

RECEIVED
2006 OCT 31 P 3:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

13h October 2006



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Elliot Staffin

Re: Psiron Limited
12g3-2(b) Information
File No. 82-34945

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

Dear Mr. Staffin

Enclosed please find information that Psiron Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Psiron Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9889 1200

Bryan Dulhunty
Executive Chairman

pp: Petra [illegible]
Office Manager.



Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


psiron
innovation in bioscience

RECEIVED
2006 OCT 31 P 3:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date: 13th October 2006

ASX Release: Commencement of ADR trading

Psiron is pleased to announce that commencing 9:30 am, Friday October 13, (New York time), an American Depository Receipt (ADR) will commence trading.

Trading on the OTC market, symbol PSIRY.

Each ADR of Psiron represents 30 shares of Psiron stock.

The ADR mechanism allows investors to purchase in US denominated securities through North American brokerages.

The ADR is administered by the Bank of New York.

Any questions regarding the administration of the ADR may be directed to Violet Pagan at the Bank of New York, telephone number 1-212-815-2276 or email vpagan@bankofny.com.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com